Exhibit 1.02

Conflict Minerals Report of Adept Technology, Inc.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Adept Technology, Inc. (“Adept” or the “Company”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, Adept undertook a reasonably country of origin inquiry and due diligence to determine the conflict minerals status of the necessary conflict minerals used in its robots and control systems. In conducting its due diligence, Adept Technology followed the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

Adept has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts remains “DRC conflict undeterminable” (terms as defined in the 1934 Act).

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.

Adept’s  due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the robot and control automation business, Adept is several levels removed from the actual mining of conflict minerals. Adept does not make purchases of raw ore or unrefined conflict minerals, have no relationships with smelters or refiners and makes no purchases itself in the Covered Countries.

Adept’s due diligence measures included:
•	Adept determined that conflict minerals are used in and necessary to the functionality or production of products manufactured or contracted to be manufactured by Adept.
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Conducting a supply-chain survey with Adept’s direct suppliers of materials containing conflict minerals using the Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template to identify their sources, including smelters and refiners. Adept relies upon its suppliers to provide information on the origin of the conflict minerals contained in components and minerals supplied to Adept, including those supplied to them from their suppliers.   Not all of the suppliers that we surveyed responded.  Of the suppliers that responded many indicated that they were unable to determine at present whether or not their supplied parts contain conflict minerals sourced from the Covered Countries and did not provide information about the smelters and refiners in their supply chains.

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Adept has established our due diligence compliance process and maintains documentation used in connection with its diligence, including our survey request and responses under the oversight of our Vice President of Global Operations.

As a result of the due diligence measures described above, Adept has determined that our high-performance motion controllers, Lynx mobile robots, Cobra Scara robots, Viper 6 axis robots, Quattro Parallel robots, and Python robots  are DRC conflict undeterminable. Adept  makes this determination due to a lack of information from its suppliers for certain integrated circuits (ICs) to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Adept is continuing to engage in its due diligence of its suppliers to identify the sources of necessary Conflict Minerals used in its products.